

Advantage Announces First Quarter 2018 Operating & Financial Results
Solid Cash Flow, Strong Well Results and Glacier Gas Plant Expansion Advances Liquids Development Strategy
(TSX: AAV, NYSE: AAV)

Calgary, Alberta, May 3, 2018 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report strong cash flow of $48.9 million ($0.26/share) and net income of $10.1 million ($0.05/share) during the first quarter of 2018. Cash flow was supported by the Corporation's proactive marketing strategy which included $18.1 million from hedging gains and enhanced netbacks from natural gas sales at Dawn, Ontario. In addition, liquids revenue increased 18% to $6.6 million and the Corporation achieved low total corporate cash costs of $1.13/mcfe ($6.78/boe) contributing to solid cash flow results. On April 30, 2018, the Corporation renewed its annual credit facility of $400 million with improved borrowing terms and maintained a strong balance sheet with a total debt to trailing 12 month cash flow ratio of 1.4.

First quarter results also included completion of six liquids rich wells on a new west Glacier well pad which demonstrated an 86% improvement in productivity over all previous Middle Montney Glacier wells. These six wells had a combined initial production flowrate of 64 mmcf/d and 1,914 bbls/d of C3+ liquids at the end of the first 48 hours. Two additional Lower Montney wells, located on the same well pad, had a combined production rate of 25.8 mmcf/d at the end of 37 hours of flow, which ranks in the top quartile of all Glacier wells. The Middle Montney wells will be brought on-production during the second half of 2018 after the Glacier plant expansion project is completed. In addition, liquids production from a four well pad at Valhalla, will be increased after completion of the Glacier plant expansion and flow unrestricted once the new Valhalla compressor and liquids handling facility is completed in the fourth quarter of 2018. This four well pad was completed prior to year-end 2017 and demonstrated an initial combined liquids productivity of 1,075 bbls/d.

Construction activity associated with the expansion of our 100% owned Glacier gas plant neared completion during the end of the first quarter when planned shut-downs commenced to tie-in new equipment. Average production during the quarter was 239 mmcfe/d (39,848 boe/d) and included two days of outage during the last week of March. As previously noted in Advantage's press release of April 19, 2018, this planned outage extended longer than scheduled in April due to a process upset which has been fully resolved. The Glacier plant expansion increases gas processing capacity from 250 to 400 mmcf/d and increases shallow cut propane plus ("C3+") liquids extraction capacity to 6,800 bbls/d providing room to accommodate future liquids production growth from east Glacier, Valhalla and Wembley. The Corporation's first quarter capital expenditures were $77.6 million, including $42 million invested in facilities infrastructure to support longer term liquids and natural gas development.

As previously announced, Advantage will lower natural gas production in 2018 in response to low price periods and to preserve dry gas productivity for higher price periods. Dry gas well completions in the second half of 2018 will be deferred to increase liquids rich drilling at east Glacier and Valhalla. The Corporation's first quarter liquids production of 1,105 bbls/d represents 3% of total production and generated 11% of total revenues. In 2019, Advantage targets to increase liquids production to 8% or more of total production and 13% or more of total production in 2020 which is anticipated to significantly

enhance our netbacks and cash flows. Liquids production growth in 2018 and 2019 will primarily come from east Glacier and Valhalla, with significant growth from Wembley expected by mid-2020 when additional processing and pipeline capacity is expected to be completed.

As a result of increased liquids production, an active hedging program and secured egress to downstream markets in eastern Canada and the U.S. Midwest, Advantage has diversified its revenue portfolio reducing AECO gas exposure to approximately 27% of total revenues through 2019. Furthermore, Advantage continues to evaluate new commercial opportunities capable of providing incremental sources of long term natural gas demand and continued revenue diversification.

Operations Update

Glacier

Advantage completed an eight well pad located in the western portion of Glacier during the quarter. These wells were drilled in the second half of 2017 and consist of six wells in the Middle Montney and two wells in the Lower Montney.

The six Middle Montney wells further delineated all three layers within the Middle Montney and demonstrated a total combined production rate of 64 mmcf/d with an average rate of 10.6 mmcf/d per well at an average flowing pressure of 15,444 kPa at the end of 48 hours of flow. This represents an increase in the average per well test rate and average flowing pressure of 86% and 126%, respectively, compared to all of our previously drilled Glacier Middle Montney wells. Based on measured gas compositions from the six wells with a combined gas rate of 64 mmcf/d, the recoverable C3+ liquid rates is estimated to be 1,914 bbls/d at an average liquids yield of 30 bbls/mmcf, consistent with the previous results in this area of Glacier.   Average frac count was increased to 34 stages per well which represents a 76% increase over our previous Middle Montney wells.

The two Lower Montney wells were flowed at an average rate of 12.9 mmcf/d per well at an average flowing pressure of 11,678 kPa at the end of 37 hours of flow. These results are consistent with the exceptional Lower Montney results that have been achieved in the western portion of Glacier over the past number of drilling programs.

During the first quarter of 2018, Advantage drilled a horizontal acid gas disposal well at Glacier to provide back-up and incremental disposal capacity to our two existing vertical disposal wells. This well was successfully drilled through our targeted interval with a lateral length of 1,585 meters and will be completed during the summer of 2018. Advantage's two existing vertical acid gas disposal wells are capable of handling the total acid gas stream based on current H_2S compositions at Glacier and the expanded gas plant capacity of 400 mmcf/d. The new horizontal acid gas disposal well will provide additional acid gas disposal capacity to accommodate higher H_2S gas levels as liquids development continues at Valhalla, Wembley and Progress.

Valhalla

Installation of Advantage's first compressor and liquids handling facility at Valhalla is continuing on track. This facility is designed to handle 40 mmcf/d of raw gas and 2,000 bbls/d of liquids and is expandable to accommodate future liquids rich production growth at Valhalla. Current Valhalla production has been limited due to the size of the existing Advantage pipeline connected to the Glacier gas plant. The Valhalla facility will help alleviate the current capacity limitation and is designed to separate wellhead liquids and transport liquids rich gas to Glacier for further processing and liquids extraction. Engineering design has

been completed with the majority of major equipment items to be sourced from surplus equipment resulting from the Glacier gas plant expansion project. Construction is planned during the second half of 2018 with the facility scheduled to be brought-on stream in the fourth quarter of 2018.

Wembley

Engineering evaluations are underway to assess facility designs and pipeline options for transporting and processing liquids rich natural gas production from our Wembley land block. Prolific development of this liquids rich area has resulted in limited processing capacity. Options currently under consideration include transporting production back to our Glacier gas plant for processing and collaborating with third party processors and area producers to maximize efficiencies. Advantage is in the process of working through stakeholder consultations in anticipation of securing regulatory approvals targeted for 2019. Facility and pipeline construction is expected to occur during the first half of 2020; although, Advantage will be prepared to commence this work earlier if the timeline can be shortened.

Looking Forward

Our 2018 production guidance was updated recently to incorporate our strategy to lower natural gas production in response to low AECO price periods and the extended Glacier plant outage which occurred in the second quarter (refer to Advantage's press release dated April 19, 2018). Production for the second quarter of 2018 is expected to be 205 to 215 mmcfe/d, including liquids production between 950 and 1,150 bbls/d with higher per unit total corporate cash costs of $1.35/mcfe to $1.45/mcfe due to lower production. Annual 2018 production is estimated to average between 240 and 255 mcfe/d with average liquids production of approximately 1,800 bbls/d and a year-end exit rate of 2,400 bbls/d. Annual total corporate cash costs are estimated to be $1.10/mcfe to $1.30/mcfe. Advantage's 2018 capital program of $175 million is expected to be approximately 60% invested during the first half of the year.

Advantage has successfully executed on its Montney development at Glacier since 2008, achieving an industry leading low-cost structure, preserving a strong balance sheet and maintaining operational and financial flexibility. This solid foundation which includes a significant liquids resource on our 200 net sections of Montney lands provides flexibility to create long term value through multiple investment options as we respond promptly and responsibly to market conditions. We look forward to reporting on our progress through the remainder of 2018.

First Quarter 2018 Operating and Financial Summary

Financial and Operating Highlights		Three months ended March 31			
		2018		**2017**	
Financial ($000, except as otherwise indicated)					
Sales including realized hedging	$	**73,378**	$	72,957	
Net income and comprehensive income	$	**10,103**	$	42,249	
per share [1]	$	**0.05**	$	0.23	
Funds from operations	$	**48,882**	$	53,792	
per share [1]	$	**0.26**	$	0.29	
Total capital expenditures	$	**77,636**	$	53,791	
Working capital deficit [2]	$	**13,779**	$	10,895	
Bank indebtedness	$	**237,319**	$	147,781	
Basic weighted average shares (000)		**185,963**		184,842	
Operating					
Daily Production					
Natural gas (mcf/d)		**232,456**		230,906	
Liquids (bbls/d)		**1,105**		1,151	
Total mcfe/d [3]		**239,086**		237,812	
Total boe/d [3]		**39,848**		39,635	
Average prices (including hedging)					
Natural gas ($/mcf)	$	**3.19**	$	3.24	
Liquids ($/bbl)	$	**66.11**	$	53.73	
Cash netbacks ($/mcfe) [3]					
Natural gas and liquids sales	$	**2.70**	$	3.17	
Realized gains on derivatives		**0.71**		0.24	
Royalty expense		**(0.06)**		(0.10)	
Operating expense		**(0.32)**		(0.23)	
Transportation expense		**(0.57)**		(0.38)	
Operating netback		**2.46**		2.70	
General and administrative		**(0.08)**		(0.10)	
Finance expense		**(0.10)**		(0.08)	
Cash netbacks	$	**2.28**	$	2.52	

[1] Based on basic weighted average shares outstanding.

[2] Working capital deficit includes cash and cash equivalents, trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.

[3] A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

The Corporation's unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018 together with the notes thereto, and Management's Discussion and Analysis for the three months ended March 31, 2018 have been filed on SEDAR and with the SEC and are available on the Corporation's website at http://www.advantageog.com/investors/financial-reports/financial-reports-2018.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, completion of expansion of the Corporation's Glacier gas plant, including the anticipated raw processing capacity and shallow cut propane plus liquids extraction capacity following such expansion; Advantage's expectation that the expansion of the Corporation's Glacier gas plant will support anticipated production growth; the Corporation's plans to lower natural gas production and defer dry gas well completions; Advantage's targeted increase in liquids production for 2019 and 2020 and the expected effect of such production on netbacks and cash flows; the anticipated source of liquids production growth in 2018, 2019 and 2020 and the effect of such increased liquids production on the Corporation's revenue portfolio and AECO exposure; estimated recoverable C3+ liquid rates, combined gas rates and average C3+ liquids yields from certain wells at Glacier; anticipated timing of completion of a horizontal acid gas disposal well at Glacier, and the effect of such well on additional acid gas disposal capacity; the status of Advantage's first compressor and liquids handling facility at Valhalla, including expected gas and liquids handling capacity, the effect of such facility on current capacity limitations, and the targeted timing of construction and completion of such facility; options under consideration for transporting and processing production at Wembley, including the anticipated timing of securing regulatory approvals and commencing facilities and pipeline construction; Advantage's anticipated annual 2018 production guidance range, including expected total production and liquids production for the second quarter of 2018, expected amount of total production and liquids production for 2018 and expected exit liquids production; Advantage's capital program for 2018, including the expected timing of incurring capital expenditures; the factors that Advantage believes will provide Advantage with the ability to respond promptly and responsibly to market conditions; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; failure to achieve production targets on timelines anticipated or at all; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; lack of available capacity on pipelines; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; delays in completion of the facility at Valhalla; delays in construction and completion of other infrastructure projects; that test results are not indicative of future production rates; lack of available capacity on pipelines; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form dated March 5, 2018, which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: timing of regulatory approvals; conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; well costs; expected annual production growth rates; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the

price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2018 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2018 expected drilling and completion activities.

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release contains a number of oil and gas metrics, including operating netbacks, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare Advantage's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes.

References in this press release to flow rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production of Advantage.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks, cash netbacks, cash costs and total debt to annualized cash flow ratio. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below.

bbls/d	*barrels per day*
boe	*barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas*
boe/d	*barrels of oil equivalent per day*
GJ	*gigajoule*
GJ/d	*gigajoules per day*
mboe	*thousand barrels of oil equivalent*
mcf	*thousand cubic feet*
mcf/d	*thousand cubic feet per day*
mcfe	*thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mcfe/d	*thousand cubic feet equivalent per day on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mmcf/d	*million cubic feet per day*
mmcfe/d	*million cubic feet equivalent per day*